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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65705

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Growth Capital Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

582 Market Street, Suite 300
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Dunn (415)692-0050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report* C

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2700 Ygnacio Valley Road, Suite 270 (Address) Walnut Creek (City) CA (State) 94598 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian Dunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Growth Capital Services, Inc., as of April 7th, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

See Attached CA Certificate
Acknowledgement
Jurat

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco)

On April 9, 2021 before me, Savio S D'Souza, Notary Public,
(insert name and title of the officer)

personally appeared Brian Dunn,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

SAVIO S. DSOUZA
COMM. # 2324429
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
MY COMM. EXP. MAR. 15, 2024

Signature [signature] (Seal)

Growth Capital Services, Inc.

Annual Audit Report

December 31, 2020

Growth Capital Services, Inc.

December 31, 2020

Table of Contents

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Growth Capital Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Growth Capital Services, Inc. as of December 31, 2020, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Growth Capital Services, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Growth Capital Services, Inc.'s management. Our responsibility is to express an opinion on Growth Capital Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Growth Capital Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Growth Capital Services, Inc.'s financial statements. The supplemental information is the responsibility of Growth Capital Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
We have served as Growth Capital Services, Inc.'s auditor since 2016.
Walnut Creek, California
April 7, 2021

Growth Capital Services, Inc.

Statement of Financial Condition

December 31, 2020

Assets		
Cash and cash equivalents	$	1,237,036
Accounts receivable, net		105,352
Commission receivable		860,824
Prepaid expenses and other assets		191,057
Total Assets	$	2,394,269

Liabilities and Shareholders' Equity		
Accounts payable and accrued liabilities	$	101,309
Commissions payable		1,771,513
Unearned revenue		118,677
Total Liabilities		1,991,499
Shareholders' Equity		
Common stock ($0.0001 par value; 10,000,000 shares authorized; 7,505,348 shares issued and outstanding)		751
Additional paid in capital		380,496
Accumulated Surplus		21,523
Total Shareholders' Equity		402,770
Total Liabilities and Shareholders' Equity	$	2,394,269

Growth Capital Services, Inc.

Statement of Income

For the Year Ended December 31, 2020

Revenue		
Commission revenue	$	17,628,228
Membership fees		910,052
Other income		455,684
Total Revenue		18,993,964
Operating Expenses		
Commission expense		17,091,489
Compensation		770,589
Professional fees		568,646
Rent		21,190
Travel		1,870
Bad debt		18,766
Taxes		(3,731)
General and administrative		384,841
Total Expenses		18,853,660
Net Income (Loss)	$	140,304

Growth Capital Services, Inc.

Statement of Changes in Shareholders' Equity

For the Year Ended December 31, 2020

	Common Stock	Additional Paid in Capital	Accumulated Surplus	Total
January 01, 2020	$ 751	$ 380,496	$ (118,781)	$ 262,466
Net income (loss)	-	-	140,304	140,304
December 31, 2020	$ 751	$ 380,496	$ 21,523	$ 402,770

Growth Capital Services, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2020

Cash Flows from Operating Activities		
Net income (loss)	$	140,304
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
(Increase) decrease in:		
Accounts receivable		(863,533)
Prepaid expenses and other assets		(113,696)
Increase (decrease) in:		
Accounts payable and accrued liabilities		896,539
Unearned revenue		(28,853)
Net Cash Provided by Operating Activities		30,761
Net Increase in Cash and Cash Equivalents		30,761
Cash and cash equivalents at beginning of year		1,191,275
Cash and Cash Equivalents at end of Year	$	1,222,036

Schedule of non-cash items:

CA Franchise Tax Board	$	800
TN Department of Revenue		867

The accompanying notes are an integral part of these financial statements.

1. Organization

Growth Capital Services, Inc. (The Company) was incorporated in California on November 1, 2000, as ProgressiveTrade Securities, Inc. In January 2005, the Company changed its name to Aquillian Investments, Inc. In January 2007, the Company changed its name to Growth Capital Services, Inc. The Company operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, specializing in the private placement of securities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a limited disclosure basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

The company maintains cash in three institutions. Accounts at each institution are insured by the Federal Deposits Insurance Corporation (FDIC) up to $250,000. At December 31, 2020 the company's cash balance exceeded the FDIC insured limit by $987,036.

Accounts Receivable

The Company generally considers accounts receivable to be fully collectible, but also maintains an allowance for doubtful accounts of $13,000, based on prior period write-offs. If amounts become uncollectible, they will be charged to operations when that determination is made.

Commissions Payable

The Company pays commissions to its registered representatives as a percentage of revenue earned. Commission expense and the payable are recorded when services are provided, and the corresponding revenue is recorded.

Revenue Recognition

The two primary sources of Revenue during 2020 was securities commissions and membership fees. The Company earned $17,628,228 from commissions on securities transactions. The Company earned $910,052 in membership fees paid by the Company's independent representatives, for broker dealer related services.

Revenue is recognized when performance obligations are satisfied. Securities commissions are recognized when a transaction is completed and when the terms & conditions are agreed upon by all parties to a transaction. Membership fees are billed quarterly and in advance of the rendering of services. Such fees paid in advance are posted to deferred revenue and represents the portion of revenue which relates to future periods covered by the Company's agreements.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Commitments and Contingencies
The Company periodically becomes the subject to regulatory matters and disputes (i.e. Arbitration/Litigation) that have the potential to create contingent liabilities. At December 31, 2020, the Company had two regulatory matters that management has reviewed and does not believe will have a material impact of the Company's financial statements.

2. Significant Accounting Policies (continued)

Income Taxes
The Company files a federal income tax return, a California state income tax return and a Florida state income tax return and measures its deferred tax assets and liabilities using the tax rates applicable to those income tax returns. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established when necessary to reduce deferred income tax assets or liabilities.

3. Lease Commitments

The future minimum annual lease payments under a non-cancellable lease for the Company's office space, which expires on June 30, 2021, is $9,000.

The Company concluded that its lease is of a short-term nature, and per ASC 842, is exempt from the requirement that such lease be subject to the new accounting requirements.

4. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2020, the Company's net capital was $152,113 which was greater than its required net capital of $124,855 by $12,258. The Company's aggregate indebtedness to net capital ratio was 12.31 to 1.

5. Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles which requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods.

Deferred tax assets and liabilities are primarily the result of federal and state net operating loss ("NOL") carryforwards. As of December 31, 2020, the Company had federal no NOL carryforwards and no state NOL carryforwards that may be used to offset future taxable income.

There is no current year provision for federal income tax and no current year provision for state taxes. The Company is no longer subject to tax examinations by tax authorities for years before 2013.

6. Pension Plan Expense

The company maintains a Simplified Employee Pension – Individual Retirement Account (SEP-IRA) plan. Under a SEP-IRA an employer is permitted to contribute, for any one employee, twenty-five percent of the employee's total compensation not to exceed $56,000 in 2020. During the year ended December 31, 2020, no pension plan contributions were accrued and expensed

7. Payroll Protection Program (CARES Act)

At December 31, 2020, the Company had an outstanding loan of $67,200. This loan is included in the Statement of Financial Condition as an Accrued Liability. The Company believes that this loan will be fully forgiven, based on our eligibility status.

8. Subsequent Events

The Company has evaluated subsequent events through the date of the independent auditors' report, the date which the financial statements were issued. No material events have occurred subsequent to year-end.

SUPPLEMENTAL INFORMATION

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2020

Net Capital		
Total shareholder's equity	$	402,770
Less: Non-allowable assets		
Accounts receivable		105,352
Commissions receivable		21,448
Prepaid expenses and other assets		191,057
Total non-allowable assets		317,857
Net Capital Before Additions		
Add: Payroll Protection Program Loan (CARES ACT)		67,200
Net Capital		152,113
Net minimum capital requirement of 6 2/3 % of aggregate indebtedness of $1,872,822 or $5,000 whichever is greater		124,855
Excess Net Capital	$	27,258

Ratio of aggregate indebtedness ($1,872,822) to net capital ($152,113).	
(required to be less than 15:1)	12.31 to 1

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2020)

Net capital, as reported in Company's		
Part II of Form X-17A-5 as of December 31, 2020	$	206,509
Cash and Cash Equivalents		15,000
Accounts receivable		906,576
Accounts Payable		(975,972)
Net Capital Per Above Computation	$	152,113

The accompanying notes are an integral part of these financial statements.

Schedule II

Computation For Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

See Exemption Report.

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Growth Capital Services, Inc.

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Growth Capital Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Growth Capital Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Growth Capital Services, Inc. stated that Growth Capital Services, Inc. met the identified exemption provisions during the most recent fiscal year without exception. Growth Capital Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Growth Capital Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
April 7, 2021

February 16, 2021

SEA 15c3-3 Exemption Report

I, Brian Dunn, CEO of Growth Capital Services, Inc. (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;
2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2020 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.1Sc3-3(k).

Respectfully submitted,

Brian Dunn
Chief Executive Officer

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members
of Growth Capital Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Growth Capital Services, Inc. and the SIPC, solely to assist you and SIPC in evaluating Growth Capital Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Growth Capital Services, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting a difference that resulted in an understated general assessment of $1,406;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Growth Capital Services, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Growth Capital Services, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
April 7, 2021

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended December 31, 2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Growth Capital Services
582 Market Street, Suite 300
San Francisco, CA 94104
FINRA
8-65705
Dec

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dennis Azary (415)948-7994

2. A.	General Assessment (item 2e from page 2)	$27,998
B.	Less payment made with SIPC-6 filed **(exclude interest)** July 31, 2020 (Date Paid)	(3,642)
C.	Less prior overpayment applied	(22,950 *paid 2/16/21)
D.	Assessment balance due or (overpayment)	1,406
E.	Interest computed on late payment (see instruction E) for 21 days at 20% per annum	16
F.	Total assessment balance and interest due (or overpayment carried forward)	$1,422

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $1,422

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Growth Capital Services
(Name of Corporation, Partnership or other organization)

Brian Dunn
(Authorized Signature)

Dated the 5th day of April, 20 21.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

Doc ID: 1eccc347e48e1df8c026dcf5bc5b4736240001a2

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2020
and ending December 31, 2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$18,993,964
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	328,539
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	328,539
2d. SIPC Net Operating Revenues	$18,665,425
2e. General Assessment @ .0015	$27,998
	(to page 1, line 2.A.)